Exhibit 99.1

Momo Announces Unaudited Financial Results for the Second Quarter of 2020

BEIJING, CHINA, September 3, 2020 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the second quarter of 2020.

Second Quarter of 2020 Highlights

•	Net revenues decreased by 6.8% year over year to RMB3,868.3 million (US$547.5 million*) in the second quarter of 2020.

•	Net income attributable to Momo Inc. decreased to RMB456.4 million (US$64.6 million) in the second quarter of 2020 from RMB731.8 million in the same period of 2019.

•	Non-GAAP net income attributable to Momo Inc. (note 1) decreased to RMB669.8 million (US$94.8 million) in the second quarter of 2020, from RMB1,242.5 million in the same period of 2019.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.11 (US$0.30) in the second quarter of 2020, compared to RMB3.33 in the same period of 2019.

•	Non-GAAP diluted net income per ADS (note 1) was RMB3.05 (US$0.43) in the second quarter of 2020, compared to RMB5.60 in the same period of 2019.

•	Monthly Active Users (“MAU”) on Momo application were 111.5 million in June 2020, compared to 113.5 million in June 2019.

•

Total paying users of our live video service and value-added service, without double counting the overlap and including 3.9 million paying users of Tantan Limited (“Tantan”), were 12.8 million for the second quarter of 2020, compared to 11.8 million for the second quarter of 2019, which included 3.2 million paying users of Tantan.

First Half of 2020 Highlights

•	Net revenues decreased 5.2% year over year to RMB7,462.3 million (US$1,056.2 million) for the first half of 2020.

•	Net income attributable to Momo Inc. was RMB995.3 million (US$140.9 million) for the first half of 2020, compared with RMB1,021.1 million during the same period of 2019.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was RMB1,406.0 million (US$199.0 million) for the first half of 2020, compared with RMB2,152.8 million during the same period of 2019.

•	Diluted net income per ADS was RMB4.57 (US$0.65) for the first half of 2020, compared with RMB4.71 during the same period of 2019.

•	Non-GAAP diluted net income per ADS (note 1) was RMB6.39 (US$0.90) for the first half of 2020, compared with RMB9.75 during the same period of 2019.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.0651 to US$1.00, the effective noon buying rate for June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

CEO statement

“The second quarter of 2020 was a busy quarter for us. With things gradually coming back to normal on the traffic side, starting from the second quarter of 2020, our teams have stepped up efforts to push toward our long term strategic goals.” commented Yan Tang, Chairman and CEO of Momo. “I am glad to see that Tantan has reached a breakthrough with its testing of live video service. With the strength coming from Tantan and the value-added service on the core Momo, we can now focus more on driving structural changes to the core live broadcasting business so that it can grow healthily and steadily in the new macro environment.”

Second Quarter of 2020 Financial Results

Net revenues

Total net revenues were RMB3,868.3 million (US$547.5 million) in the second quarter of 2020, a decrease of 6.8% from RMB4,152.6 million in the second quarter of 2019.

Live video service revenues were RMB2,602.9 million (US$368.4 million) in the second quarter of 2020, a decrease of 16% from RMB3,099.9 million during the same period of 2019. The decrease was primarily due to the impact of COVID-19 adversely affecting the sentiment of our paying users, especially among the top of the pyramid paying users. Meanwhile, Tantan has been accelerating the testing of its live video service since the middle of April, and live video service revenues from Tantan were 191.7 million (US$27.1 million) in the second quarter of 2020.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,204.3 million (US$170.5 million) in the second quarter of 2020, an increase of 27% from RMB948.4 million during the same period of 2019. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by more innovative features launched and more paying scenarios introduced to enhance the social entertainment experience of Momo users, and to a lesser extent, the increase in the membership subscription revenues of Tantan.

Mobile marketing revenues were RMB38.0 million (US$5.4 million) in the second quarter of 2020, a decrease of 50% from RMB76.2 million during the same period of 2019. The decrease in mobile marketing revenues was primarily caused by the decreased demand from our advertising and marketing customers as well as our strategy to underweight the line in terms of resource allocation.

Mobile games revenues were RMB11.6 million (US$1.6 million) in the second quarter of 2020, a decrease of 50% from RMB23.2 million in the second quarter of 2019. The decrease in mobile game revenues was mainly due to the continued decrease in quarterly paying users of mobile games.

Net revenues from Momo segment decreased from RMB3,865.4 million in the second quarter of 2019 to RMB3,340.7 million (US$472.8 million) in the second quarter of 2020, primarily due to the decrease in net revenues from live video service, partially offset by the increase in net revenues from value-added service. Net revenues from Tantan segment increased from RMB284.8 million in the second quarter of 2019 to RMB517.2 million (US$73.2 million) in the second quarter of 2020, which was mainly due to the increase in net revenues from live video service.

Cost and expenses

Cost and expenses were RMB3,146.9 million (US$445.4 million) in the second quarter of 2020, a decrease of 7.1% from RMB3,386.8 million in the second quarter of 2019. The decrease was primarily attributable to: (a) a decrease in share-based compensation expenses due to the related expense from the options granted to Tantan’s founders in the amount of RMB323.7 million charged in the second quarter of 2019 when the necessary performance conditions were satisfied; (b) a decrease in revenue sharing with broadcasters related to our live video service. The decrease was partially offset by an increase in marketing and promotional expenses to attract users on Tantan, and an increase in revenue sharing with virtual gift recipients for our virtual gift service.

Non-GAAP cost and expenses (note 1) were RMB2,923.7 million (US$413.8 million) in the second quarter of 2020, an increase of 2.0% from RMB2,866.7 million during the same period of 2019.

Other operating income

Other operating income was RMB91.3 million (US$12.9 million) in the second quarter of 2020, a decrease from RMB161.9 million during the second quarter of 2019. The decrease was mainly due to less government incentives received in the second quarter of 2020.

Income from operations

Income from operations was RMB812.7 million (US$115.0 million) in the second quarter of 2020, compared to RMB927.7 million during the same period of 2019. Income from operations of Momo segment was RMB945.3 million (US$133.8 million) in the second quarter of 2020, decreasing from RMB1,354.4 million in the second quarter of 2019. Loss from operations of Tantan segment was RMB125.6 million (US$17.8 million) in the second quarter of 2020, compared to loss from operations of RMB431.4 million in the second quarter of 2019.

Non-GAAP income from operations (note 1) was RMB1,035.8 million (US$146.6 million) in the second quarter of 2020, compared to RMB1,447.9 million during the same period of 2019. Non-GAAP income from operations of Momo segment was RMB1,102.6 million (US$156.1 million) in the second quarter of 2020, decreasing from RMB1,488.5 million in the second quarter of 2019. Non-GAAP loss from operations of Tantan segment was RMB62.4 million (US$8.8 million) in the second quarter of 2020, compared to non-GAAP loss from operations of RMB47.9 million in the second quarter of 2019.

Income tax expenses

Income tax expenses were RMB443.6 million (US$62.8 million) in the second quarter of 2020, increasing from RMB283.9 million in the second quarter of 2019. The increase in income tax expenses was mainly due to the payment of withholding income tax of 10% on dividends distributed by our wholly-foreign owned enterprise (“WFOE”) in China to our offshore entity in the second quarter of 2020. The dividends of RMB2,200.0 million (US$311.4 million) and withholding income tax of RMB220.0 million (US$31.1 million) were paid in the second quarter of 2020.

Net income

Net income was RMB455.5 million (US$64.5 million) in the second quarter of 2020, compared to RMB731.1 million during the same period of 2019. Net income from Momo segment was RMB586.7 million (US$83.0 million) in the second quarter of 2020, decreasing from RMB1,149.5 million in the second quarter of 2019. Net loss from Tantan segment was RMB124.3 million (US$17.6 million) in the second quarter of 2020, compared to net loss of RMB423.2 million in the second quarter of 2019.

Non-GAAP net income (note 1) was RMB668.9 million (US$94.7 million) in the second quarter of 2020, compared to RMB1,241.8 million during the same period of 2019. Non-GAAP net income from Momo segment was RMB744.0 million (US$105.3 million) in the second quarter of 2020, decreasing from RMB1,283.6 million in the second quarter of 2019. Non-GAAP net loss of Tantan segment was RMB70.8 million (US$10.0 million) in the second quarter of 2020, compared to non-GAAP net loss of RMB49.1 million in the second quarter of 2019.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was RMB456.4 million (US$64.6 million) in the second quarter of 2020, compared to RMB731.8 million during the same period of 2019.

Non-GAAP net income (note 1) attributable to Momo Inc. was RMB669.8 million (US$94.8 million) in the second quarter of 2020, compared to RMB1,242.5 million during the same period of 2019.

Net income per ADS

Diluted net income per ADS was RMB2.11 (US$0.30) in the second quarter of 2020, compared to RMB3.33 in the second quarter of 2019.

Non-GAAP diluted net income per ADS (note 1) was RMB3.05 (US$0.43) in the second quarter of 2020, compared to RMB5.60 in the second quarter of 2019.

Cash and cash flow

As of June 30, 2020, Momo’s cash, cash equivalents, short-term deposits and long-term deposits totaled RMB15,376.5 million (US$2,176.4 million), compared to RMB15,225.3 million as of December 31, 2019. Net cash provided by operating activities in the second quarter of 2020 was RMB807.3 million (US$114.3 million), compared to RMB1,422.0 million in the second quarter of 2019.

First Half of 2020 Financial Results

Net revenues for the first half of 2020 were RMB7,462.3 million (US$1,056.2 million), a decrease of 5.2% from RMB7,875.5 million in the same period of 2019.

Net income attributable to Momo Inc. was RMB995.3 million (US$140.9 million) for the first half of 2020, compared to RMB1,021.1 million during the same period of 2019.

Non-GAAP net income attributable to Momo Inc. (note 1) was RMB1,406.0 million (US$199.0 million) for the first half of 2020, compared to RMB2,152.8 million during the same period of 2019.

Diluted net income per ADS was RMB4.57 (US$0.65) during the first half of 2020, compared to RMB4.71 in the same period of 2019.

Non-GAAP diluted net income per ADS (note 1) was RMB6.39 (US$0.90) during the first half of 2020, compared to RMB9.75 in the same period of 2019.

Net cash provided by operating activities was RMB1,350.7 million (US$191.2 million) during the first half of 2020, compared to RMB2,597.9 million in the same period of 2019.

Recent Development

On September 3, 2020, Momo’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$300 million of its shares over the next 12 months.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The timing and conditions of the share repurchases will be subject to various factors, including the requirements under Rule 10b-18 and Rule 10b5-1 promulgated pursuant to the Securities Exchange Act of 1934, as amended. The Company plans to fund repurchases from its existing cash balance.

Business Outlook

For the third quarter of 2020, the Company expects total net revenues to be between RMB3.7 billion to RMB3.8 billion, representing a decrease of 16.9% to 14.6% year over year. This forecast considers the potential impact of the COVID-19 outbreak and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 on the economy in China.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Momo Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Thursday, September 3, 2020, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on September 3, 2020).

All participants must preregister online prior to the call to receive the dial-in details. Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

PRE-REGISTER LINK http://apac.directeventreg.com/registration/event/9767454

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, September 11, 2020. The dial-in details for the replay are as follows:

International:   +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 9767454

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates interactions based on location, interests and a variety of recreational activities including live talent shows, short videos, social games as well as other video- and audio-based interactive experiences, such as live chats and mobile karaoke experience. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application for the younger generation. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the third quarter of 2020, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2020 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the third quarter of 2020 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 to Momo’s business operations and the economy in China, the market price of Momo’s stock prevailing from time to time, the nature of other investment opportunities presented to Momo from time to time, Momo’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months			First half year
	ended June 30			ended June 30
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	3,099,887	2,602,876	368,413	5,789,300	4,934,880	698,487
Value-added service	948,394	1,204,320	170,460	1,852,243	2,380,074	336,878
Mobile marketing	76,208	37,964	5,373	156,937	95,119	13,463
Mobile games	23,240	11,564	1,637	62,248	24,255	3,433
Other services	4,901	11,528	1,633	14,821	28,008	3,964

Total net revenues	4,152,630	3,868,252	547,516	7,875,549	7,462,336	1,056,225
Cost and expenses:
Cost of revenues	(2,063,863)	(2,036,305)	(288,220)	(3,937,437)	(3,913,221)	(553,880)
Research and development	(251,658)	(279,002)	(39,490)	(501,089)	(541,161)	(76,596)
Sales and marketing	(570,609)	(651,500)	(92,214)	(1,194,457)	(1,361,308)	(192,681)
General and administrative	(500,660)	(180,061)	(25,486)	(1,103,256)	(357,310)	(50,574)

Total cost and expenses	(3,386,790)	(3,146,868)	(445,410)	(6,736,239)	(6,173,000)	(873,731)
Other operating income	161,901	91,329	12,927	172,855	117,448	16,624

Income from operations	927,741	812,713	115,033	1,312,165	1,406,784	199,118
Interest income	100,175	108,536	15,362	193,953	239,359	33,879
Interest expense	(19,315)	(20,121)	(2,848)	(38,304)	(39,940)	(5,653)
Impairment loss on long-term investments	—	—	—	(4,500)	(6,000)	(849)

Income before income tax and share of income on equity method investments	1,008,601	901,128	127,547	1,463,314	1,600,203	226,495
Income tax expenses	(283,868)	(443,633)	(62,792)	(447,519)	(606,524)	(85,848)

Income before share of income on equity method investments	724,733	457,495	64,755	1,015,795	993,679	140,647
Share of income (loss) on equity method investments	6,375	(1,967)	(278)	1,871	(440)	(62)

Net income	731,108	455,528	64,477	1,017,666	993,239	140,585

Less: net loss attributable to non-controlling interest	(669)	(872)	(123)	(3,428)	(2,067)	(293)

Net income attributable to the shareholders of Momo Inc.	731,777	456,400	64,600	1,021,094	995,306	140,878

Net income per share attributable to ordinary shareholders
Basic	1.76	1.09	0.15	2.46	2.38	0.34
Diluted	1.67	1.05	0.15	2.36	2.29	0.32
Weighted average shares used in calculating net income per ordinary share
Basic	414,769,943	417,559,984	417,559,984	414,370,874	417,427,113	417,427,113
Diluted	450,480,301	452,500,168	452,500,168	449,410,610	452,915,745	452,915,745

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			First half year
	ended June 30			ended June 30
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	731,108	455,528	64,477	1,017,666	993,239	140,585
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	40,899	8,818	1,248	(32,082)	7,951	1,125

Comprehensive income	772,007	464,346	65,725	985,584	1,001,190	141,710
Less: comprehensive (loss) income attributed to the non-controlling interest	2,271	(1,423)	(201)	(2,963)	(6,992)	(990)

Comprehensive income attributable to Momo Inc.	769,736	465,769	65,926	988,547	1,008,182	142,700

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	June 30	June 30
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,612,743	2,977,583	421,450
Short-term deposits	12,312,585	9,298,879	1,316,171
Accounts receivable, net of allowance for doubtful accounts of RMB 12,209 and RMB10,240 as of December 31, 2019 and June 30, 2020, respectively	265,155	254,710	36,052
Amount due from a related party	4,382	2,029	287
Prepaid expenses and other current assets	599,000	554,848	78,535

Total current assets	15,793,865	13,088,049	1,852,495
Long-term deposits	300,000	3,100,000	438,777
Right-of-use assets, net	190,552	144,313	20,426
Property and equipment, net	346,345	327,855	46,405
Intangible assets	890,303	821,860	116,327
Rental deposits	25,028	24,838	3,516
Long-term investments	495,905	492,578	69,720
Other non-current assets	44,009	71,998	10,191
Deferred tax assets	37,064	34,591	4,896
Goodwill	4,360,610	4,424,985	626,316

Total assets	22,483,681	22,531,067	3,189,069

Liabilities and equity
Current liabilities
Accounts payable	714,323	692,865	98,071
Deferred revenue	503,461	470,187	66,551
Accrued expenses and other current liabilities	985,873	785,415	111,169
Amount due to related parties	29,606	18,373	2,601
Lease liabilities due within one year	135,169	122,427	17,328
Income tax payable	153,976	219,032	31,002
Deferred consideration in connection with business acquisitions	84,346	67,293	9,525

Total current liabilities	2,606,754	2,375,592	336,247
Deferred tax liabilities	222,576	205,465	29,082
Convertible senior notes	4,954,352	5,035,982	712,797
Share-based compensation liability	902,047	931,401	131,831
Lease liabilities	56,498	21,226	3,004
Other non-current liabilities	22,672	38,662	5,472

Total liabilities	8,764,899	8,608,328	1,218,433
Shareholder’s equity (i)	13,718,782	13,922,739	1,970,636

Total liabilities and shareholder’s equity	22,483,681	22,531,067	3,189,069

(i):	As of June 30, 2020, the number of ordinary shares issued and outstanding was 418,121,042.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months			First half year
	ended June 30			ended June 30
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	731,108	455,528	64,477	1,017,666	993,239	140,585
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	48,236	52,210	7,390	96,636	104,591	14,804
Amortization of intangible assets	39,020	40,288	5,702	77,615	80,170	11,347
Share-based compensation	482,537	184,100	26,058	1,075,611	352,627	49,911
Share of (income) loss on equity method investments	(6,375)	1,967	278	(1,871)	440	62
Impairment loss on long-term investments	—	—	—	4,500	6,000	849
Gain on subsidiary deconsolidation	—	—	—	—	(6,676)	(945)
Gain on disposal of property and equipment	(338)	(1)	—	(334)	(1)	—
Provision of allowance for doubtful accounts	9,309	1,060	150	9,309	406	57
Cash received on investment income distribution	—	—	—	—	1,153	163
Changes in operating assets and liabilities:
Accounts receivable	25,712	39,725	5,623	435,126	1,746	247
Prepaid expenses and other current assets	19,385	42,671	6,040	1,196	43,833	6,204
Amount due from a related party	(271)	230	33	(271)	2,353	333
Rental deposits	(1,078)	363	51	(2,395)	190	27
Deferred tax assets	570	435	62	26,107	2,473	350
Other non-current assets	(18,796)	3,411	483	12,643	18,251	2,583
Accounts payable	55,573	63,598	9,002	88,088	(16,475)	(2,332)
Income tax payable	64,570	44,712	6,329	(6,988)	65,056	9,208
Deferred revenue	(48,764)	(12,249)	(1,734)	(29,922)	(33,272)	(4,709)
Accrued expenses and other current liabilities	43,872	(59,987)	(8,491)	(141,623)	(214,230)	(30,322)
Amount due to related parties	(16,752)	(16,217)	(2,295)	(42,717)	(11,233)	(1,590)
Deferred tax liability	(9,755)	(10,072)	(1,426)	(25,297)	(20,043)	(2,837)
Other non-current liabilities	4,201	(24,522)	(3,471)	4,794	(19,852)	(2,810)

Net cash provided by operating activities	1,421,964	807,250	114,261	2,597,873	1,350,746	191,185
Cash flows from investing activities:
Purchase of property and equipment	(41,682)	(45,803)	(6,483)	(94,480)	(83,970)	(11,885)
Proceeds from disposal of property and equipment	505	15	2	510	17	2
Payment for long-term investments	(12,000)	—	—	(24,000)	(4,500)	(637)
Prepayment of long-term investments	(15,000)	—	—	(15,000)	—	—
Cash dividend received	—	—	—	—	233	33
Cash outflow due to subsidiary deconsolidation	—	—	—	—	(1,026)	(145)
Purchase of short-term deposits	(6,230,000)	(4,941,858)	(699,475)	(9,715,005)	(8,241,858)	(1,166,559)
Cash received on maturity of short-term deposits	4,860,025	8,306,434	1,175,699	7,865,030	11,285,574	1,597,369
Payment for short-term investments	(40,000)	—	—	(250,000)	(10,000)	(1,415)
Cash received from sales of short-term investment	60,000	—	—	160,000	10,000	1,415
Purchase of long-term deposits	—	(2,800,000)	(396,314)	—	(2,800,000)	(396,314)

Net cash (used in) provided by investing activities	(1,418,152)	518,788	73,429	(2,072,945)	154,470	21,864
Cash flows from financing activities:
Deferred payment for business acquisition	(73,681)	(18,355)	(2,598)	(378,748)	(18,355)	(2,598)
Proceeds from exercise of share options	32	1	—	115	1	—
Deferred payment of purchase of property and equipment	—	—	—	(94)	—	—
Dividends payment	(877,346)	(1,123,983)	(159,089)	(877,346)	(1,123,983)	(159,089)

Net cash used in financing activities	(950,995)	(1,142,337)	(161,687)	(1,256,073)	(1,142,337)	(161,687)
Effect of exchange rate changes	4,584	(5,332)	(756)	(1,146)	1,961	278

Net (decrease) increase in cash and cash equivalents	(942,599)	178,369	25,247	(732,291)	364,840	51,640
Cash and cash equivalents at the beginning of period	2,678,342	2,799,214	396,203	2,468,034	2,612,743	369,810

Cash and cash equivalents at the end of period	1,735,743	2,977,583	421,450	1,735,743	2,977,583	421,450

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months					Three months					Three months
	ended June 30, 2019					ended June 30, 2020					ended June 30, 2020
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(2,063,863)	18,227	5,447	—	(2,040,189)	(2,036,305)	18,929	2,804	—	(2,014,572)	(288,220)	2,679	397	—	(285,144)
Research and development	(251,658)	2,315	44,523	—	(204,820)	(279,002)	2,404	49,985	—	(226,613)	(39,490)	340	7,075	—	(32,075)
Sales and marketing	(570,609)	17,045	51,293	—	(502,271)	(651,500)	17,702	43,123	—	(590,675)	(92,214)	2,506	6,104	—	(83,604)
General and administrative	(500,660)	—	381,274	—	(119,386)	(180,061)	—	88,188	—	(91,873)	(25,486)	—	12,482	—	(13,004)

Cost and operating expenses	(3,386,790)	37,587	482,537	—	(2,866,666)	(3,146,868)	39,035	184,100	—	(2,923,733)	(445,410)	5,525	26,058	—	(413,827)
Income from operations	927,741	37,587	482,537	—	1,447,865	812,713	39,035	184,100	—	1,035,848	115,033	5,525	26,058	—	146,616
Net income attributable to Momo Inc.	731,777	37,587	482,537	(9,397)	1,242,504	456,400	39,035	184,100	(9,759)	669,776	64,600	5,525	26,058	(1,381)	94,802

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First half year					First half year					First half year
	ended June 30, 2019					ended June 30, 2020					ended June 30, 2020
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(3,937,437)	36,248	9,633	—	(3,891,556)	(3,913,221)	37,574	9,773	—	(3,865,874)	(553,880)	5,318	1,383	—	(547,179)
Research and development	(501,089)	4,604	84,253	—	(412,232)	(541,161)	4,772	92,745	—	(443,644)	(76,596)	675	13,127	—	(62,794)
Sales and marketing	(1,194,457)	33,898	90,745	—	(1,069,814)	(1,361,308)	35,138	90,197	—	(1,235,973)	(192,681)	4,973	12,767	—	(174,941)
General and administrative	(1,103,256)	—	890,980	—	(212,276)	(357,310)	—	159,912	—	(197,398)	(50,574)	—	22,634	—	(27,940)

Cost and operating expenses	(6,736,239)	74,750	1,075,611	—	(5,585,878)	(6,173,000)	77,484	352,627	—	(5,742,889)	(873,731)	10,966	49,911	—	(812,854)
Income from operations	1,312,165	74,750	1,075,611	—	2,462,526	1,406,784	77,484	352,627	—	1,836,895	199,118	10,966	49,911	—	259,995
Net income attributable to Momo Inc.	1,021,094	74,750	1,075,611	(18,688)	2,152,767	995,306	77,484	352,627	(19,371)	1,406,046	140,878	10,966	49,911	(2,742)	199,013

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition. There is no tax impact related to share-based compensation.

Momo Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended June 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	2,411,223	191,653	—	2,602,876	368,413
Value-added service	878,804	325,516	—	1,204,320	170,460
Mobile marketing	37,964	—	—	37,964	5,373
Mobile games	11,564	—	—	11,564	1,637
Other services	1,163	—	10,365	11,528	1,633

Total net revenues	3,340,718	517,169	10,365	3,868,252	547,516
Cost and expenses (iii):
Cost of revenues	(1,792,442)	(232,445)	(11,418)	(2,036,305)	(288,220)
Research and development	(202,774)	(76,228)	—	(279,002)	(39,490)
Sales and marketing	(337,196)	(314,293)	(11)	(651,500)	(92,214)
General and administrative	(154,161)	(19,828)	(6,072)	(180,061)	(25,486)

Total cost and expenses	(2,486,573)	(642,794)	(17,501)	(3,146,868)	(445,410)
Other operating income	91,190	—	139	91,329	12,927

Income (loss) from operations	945,335	(125,625)	(6,997)	812,713	115,033
Interest income	107,776	689	71	108,536	15,362
Interest expense	(20,121)	—	—	(20,121)	(2,848)

Income (loss) before income tax and share of income on equity method investments	1,032,990	(124,936)	(6,926)	901,128	127,547
Income tax (expenses) benefits	(444,278)	645	—	(443,633)	(62,792)

Income (loss) before share of income on equity method investments	588,712	(124,291)	(6,926)	457,495	64,755
Share of loss on equity method investments	(1,967)	—	—	(1,967)	(278)

Net income (loss)	586,745	(124,291)	(6,926)	455,528	64,477

(iii) Share-based compensation was allocated in cost of revenues and operating expenses as follows:
	Three months
	ended June 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	3,396	(592)	—	2,804	397
Research and development	36,670	13,315	—	49,985	7,075
Sales and marketing	38,905	4,218	—	43,123	6,104
General and administrative	78,250	7,280	2,658	88,188	12,482

Total cost and expenses	157,221	24,221	2,658	184,100	26,058

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended June 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	945,335	(125,625)	(6,997)	812,713	115,033
Share-based compensation	157,221	24,221	2,658	184,100	26,058
Amortization of intangible assets from business acquisitions	—	39,035	—	39,035	5,525

Non-GAAP operating income (loss)	1,102,556	(62,369)	(4,339)	1,035,848	146,616
Net income (loss)	586,745	(124,291)	(6,926)	455,528	64,477
Share-based compensation	157,221	24,221	2,658	184,100	26,058
Amortization of intangible assets from business acquisitions	—	39,035	—	39,035	5,525
Tax impacts	—	(9,759)	—	(9,759)	(1,381)

Non-GAAP net income (loss)	743,966	(70,794)	(4,268)	668,904	94,679

Momo Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended June 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[2]
Net revenues:
Live video service	3,099,887	—	—	3,099,887	451,549
Value-added service	663,601	284,793	—	948,394	138,149
Mobile marketing	76,208	—	—	76,208	11,101
Mobile games	23,240	—	—	23,240	3,385
Other services	2,452	—	2,449	4,901	715

Total net revenues	3,865,388	284,793	2,449	4,152,630	604,899
Cost and expenses (iv):
Cost of revenues	(1,970,672)	(89,362)	(3,829)	(2,063,863)	(300,636)
Research and development	(181,866)	(69,792)	—	(251,658)	(36,658)
Sales and marketing	(356,578)	(212,628)	(1,403)	(570,609)	(83,119)
General and administrative	(142,384)	(344,434)	(13,842)	(500,660)	(72,929)

Total cost and expenses	(2,651,500)	(716,216)	(19,074)	(3,386,790)	(493,342)
Other operating income	140,535	—	21,366	161,901	23,584

Income (loss) from operations	1,354,423	(431,423)	4,741	927,741	135,141
Interest income	97,118	3,024	33	100,175	14,592
Interest expense	(19,315)	—	—	(19,315)	(2,814)

Income (loss) before income tax and share of income on equity method investments	1,432,226	(428,399)	4,774	1,008,601	146,919
Income tax (expenses) benefits	(289,101)	5,233	—	(283,868)	(41,350)

Income (loss) before share of income on equity method investments	1,143,125	(423,166)	4,774	724,733	105,569
Share of income on equity method investments	6,375	—	—	6,375	929

Net income (loss)	1,149,500	(423,166)	4,774	731,108	106,498

(iv) Share-based compensation was allocated in cost of revenues and operating expenses as follows:
	Three months
	ended June 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	4,870	577	—	5,447	793
Research and development	27,587	16,936	—	44,523	6,486
Sales and marketing	47,381	3,912	—	51,293	7,472
General and administrative	54,235	324,479	2,560	381,274	55,539

Total cost and expenses	134,073	345,904	2,560	482,537	70,290

[2]

All translations from RMB to U.S. dollars are made at a rate of RMB 6.865 to US$1.00, the effective noon buying rate for June 28, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended June 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,354,423	(431,423)	4,741	927,741	135,141
Share-based compensation	134,073	345,904	2,560	482,537	70,290
Amortization of intangible assets from business acquisitions	—	37,587	—	37,587	5,476

Non-GAAP operating income (loss)	1,488,496	(47,932)	7,301	1,447,865	210,907
Net income (loss)	1,149,500	(423,166)	4,774	731,108	106,498
Share-based compensation	134,073	345,904	2,560	482,537	70,290
Amortization of intangible assets from business acquisitions	—	37,587	—	37,587	5,476
Tax impacts	—	(9,397)	—	(9,397)	(1,369)

Non-GAAP net income (loss)	1,283,573	(49,072)	7,334	1,241,835	180,895

Momo Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	4,737,168	197,712	—	4,934,880	698,487
Value-added service	1,678,907	701,167	—	2,380,074	336,878
Mobile marketing	95,119	—	—	95,119	13,463
Mobile games	24,255	—	—	24,255	3,433
Other services	7,358	—	20,650	28,008	3,964

Total net revenues	6,542,807	898,879	20,650	7,462,336	1,056,225
Cost and expenses (v):
Cost of revenues	(3,528,959)	(364,723)	(19,539)	(3,913,221)	(553,880)
Research and development	(386,674)	(154,487)	—	(541,161)	(76,596)
Sales and marketing	(731,560)	(629,714)	(34)	(1,361,308)	(192,681)
General and administrative	(297,296)	(47,508)	(12,506)	(357,310)	(50,574)

Total cost and expenses	(4,944,489)	(1,196,432)	(32,079)	(6,173,000)	(873,731)
Other operating income	117,309	—	139	117,448	16,624

Income (loss) from operations	1,715,627	(297,553)	(11,290)	1,406,784	199,118
Interest income	237,054	2,161	144	239,359	33,879
Interest expense	(39,940)	—	—	(39,940)	(5,653)
Impairment loss on long-term investments	(6,000)	—	—	(6,000)	(849)

Income (loss) before income tax and share of income on equity method investments	1,906,741	(295,392)	(11,146)	1,600,203	226,495
Income tax (expenses) benefits	(612,490)	5,966	—	(606,524)	(85,848)

Income (loss) before share of income on equity method investments	1,294,251	(289,426)	(11,146)	993,679	140,647
Share of loss on equity method investments	(440)	—	—	(440)	(62)

Net income (loss)	1,293,811	(289,426)	(11,146)	993,239	140,585

(v) Share-based compensation was allocated in cost of revenues and operating expenses as follows:
	First half year
	ended June 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	9,007	766	—	9,773	1,383
Research and development	63,472	29,273	—	92,745	13,127
Sales and marketing	84,346	5,851	—	90,197	12,767
General and administrative	133,234	21,401	5,277	159,912	22,634

Total cost and expenses	290,059	57,291	5,277	352,627	49,911

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,715,627	(297,553)	(11,290)	1,406,784	199,118
Share-based compensation	290,059	57,291	5,277	352,627	49,911
Amortization of intangible assets from business acquisitions	—	77,484	—	77,484	10,966

Non-GAAP operating income (loss)	2,005,686	(162,778)	(6,013)	1,836,895	259,995
Net income (loss)	1,293,811	(289,426)	(11,146)	993,239	140,585
Share-based compensation	290,059	57,291	5,277	352,627	49,911
Amortization of intangible assets from business acquisitions	—	77,484	—	77,484	10,966
Tax impacts	—	(19,371)	—	(19,371)	(2,742)

Non-GAAP net income (loss)	1,583,870	(174,022)	(5,869)	1,403,979	198,720

Momo Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	5,789,300	—	—	5,789,300	843,307
Value-added service	1,272,103	580,140	—	1,852,243	269,810
Mobile marketing	156,937	—	—	156,937	22,860
Mobile games	62,248	—	—	62,248	9,067
Other services	4,009	—	10,812	14,821	2,159

Total net revenues	7,284,597	580,140	10,812	7,875,549	1,147,203
Cost and expenses (vi):
Cost of revenues	(3,740,710)	(188,218)	(8,509)	(3,937,437)	(573,552)
Research and development	(366,139)	(134,950)	—	(501,089)	(72,992)
Sales and marketing	(719,536)	(468,549)	(6,372)	(1,194,457)	(173,992)
General and administrative	(256,648)	(824,399)	(22,209)	(1,103,256)	(160,707)

Total cost and expenses	(5,083,033)	(1,616,116)	(37,090)	(6,736,239)	(981,243)
Other operating income	151,489	—	21,366	172,855	25,179

Income (loss) from operations	2,353,053	(1,035,976)	(4,912)	1,312,165	191,139
Interest income	187,976	5,915	62	193,953	28,252
Interest expense	(38,304)	—	—	(38,304)	(5,580)
Impairment loss on long-term investments	(4,500)	—	—	(4,500)	(655)

Income (loss) before income tax and share of income on equity method investments	2,498,225	(1,030,061)	(4,850)	1,463,314	213,156
Income tax (expenses) benefits	(456,704)	9,185	—	(447,519)	(65,188)

Income (loss) before share of income on equity method investments	2,041,521	(1,020,876)	(4,850)	1,015,795	147,968
Share of income on equity method investments	1,871	—	—	1,871	273

Net income (loss)	2,043,392	(1,020,876)	(4,850)	1,017,666	148,241

(vi) Share-based compensation was allocated in cost of revenues and operating expenses as follows:
	First half year
	ended June 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	8,476	1,157	—	9,633	1,403
Research and development	49,300	34,953	—	84,253	12,273
Sales and marketing	82,855	7,890	—	90,745	13,218
General and administrative	93,726	792,163	5,091	890,980	129,786

Total cost and expenses	234,357	836,163	5,091	1,075,611	156,680

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	2,353,053	(1,035,976)	(4,912)	1,312,165	191,139
Share-based compensation	234,357	836,163	5,091	1,075,611	156,680
Amortization of intangible assets from business acquisitions	—	74,750	—	74,750	10,889

Non-GAAP operating income (loss)	2,587,410	(125,063)	179	2,462,526	358,708
Net income (loss)	2,043,392	(1,020,876)	(4,850)	1,017,666	148,241
Share-based compensation	234,357	836,163	5,091	1,075,611	156,680
Amortization of intangible assets from business acquisitions	—	74,750	—	74,750	10,889
Tax impacts	—	(18,688)	—	(18,688)	(2,723)

Non-GAAP net income (loss)	2,277,749	(128,651)	241	2,149,339	313,087